FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report Filed with the Israeli Securities Authority on October 6, 2015

Tel Aviv, October 6, 2015 – Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") today announced that Bruker Scientific Israel Ltd. (the "Acquirer"), an indirect subsidiary of Bruker Corporation has signed a definitive agreement with Jordan Valley Semiconductors Ltd. ("Jordan Valley") and its shareholders for the acquisition of the entire outstanding share capital of Jordan Valley, out of which approximately 19% is held by the Company (the "Transaction"). Jordan Valley develops, manufactures, and provides metrology solutions for manufacturing process control in the microelectronics industry.

Pursuant to the definitive agreement, insofar as the Transaction is completed, the selling shareholders will receive proceeds in the amount of up to approximately $53 million, which includes purchase price in the amount of $30 million plus the cash balance of Jordan Valley, subject to certain adjustments (the "Immediate Consideration"). The proceeds also include additional payments of up to $15 million, which are contingent upon Jordan Valley achieving certain revenue milestones and gross margin threshold in each of the 2016 and 2017 calendar years (the "Contingent Consideration"). The Acquirer is entitled to certain indemnities in connection with the transaction, as is customary in transactions of this type, from the selling shareholders. The completion of the Transaction is subject, among other things, to customary closing conditions as well as obtaining applicable regulatory and other third party approvals.

Subject to completion of the Transaction,

1.
Out of the Immediate Consideration, the Company will receive an amount of approximately $12 million (of which an amount of approximately $1.3 million will be deposited in escrow for a period of 18 to 30 months, mainly in order to secure certain indemnification obligations of the selling shareholders to the Acquirer). The Company may receive an additional amount of up to approximately $2 million out of the Contingent Consideration.

2.
The Company will record a net gain in the third quarter of 2015 with respect to the Immediate Consideration, estimated at this stage at approximately $3 million. The Company may also recognize an additional gain in connection with its potential share in the Contingent Consideration in accordance with an assessment to be completed no later than the filing of its financial results for the third quarter of 2015.

There is no assurance as to the completion of the Transaction or the timing thereof.

The projected data details and estimates in this immediate report are forward-looking statements, as defined in the Israeli Securities Law, 5728-1968, and are based, inter alia, on the Company's projections and estimates. These projections and estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than projected, due to, inter alia, changes in the cash balance of Jordan Valley, changes in market conditions, political and security changes and regulatory changes in the markets in which Jordan Valley operates, which might affect Jordan Valley's financial results.

The report on the negotiations leading up to the Transaction was delayed in accordance with Section 36(b) of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, due to information provided to the Company by the Acquirer and from Jordan Valley’s management, that disclosing the negotiations could prevent the entering into of the agreement and the consummation of the Transaction. The impediment to the filing of the report was removed on October 2, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  October 6, 2015